Exhibit 99.1

DUPLICATE

Number: C0972095

CERTIFICATE

OF

CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that NOVAGOLD RESOURCES INCORPORATED, which was duly registered as an extraprovincial company under the laws of British Columbia with certificate number A0057225, has continued into British Columbia from the Jurisdiction of NOVA SCOTIA, under the Business Corporations Act, with the name NOVAGOLD RESOURCES INC. on June 10, 2013 at 03:11 PM Pacific Time.

Issued under my hand at Victoria, British Columbia On June 10, 2013 CAROL PREST Registrar of Companies Province of British Columbia Canada